August 14, 2012

VIA EDGAR & FACSIMILE (703-813-6984)
Kevin Woody
Accounting Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

RE:    National Health Investors, Inc
Form 10-K for the Fiscal Year Ended December 31, 2011
Filed February 15, 2012
File No. 1-10822

On behalf of National Health Investors, Inc. (the “Company”), this is written in response to your letter dated August 2, 2012 regarding the Company's filing referenced above. Our responses are keyed to the comments in your letter.

SEC Comment

General

1.	We note your response to comment 2 of our letter dated July 9, 2012. Please confirm that you will identify any material changes in tenant credit quality in future Exchange Act periodic reports.

Company Response

We currently identify material changes in our tenant credit quality, if any, in Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations and in Item 8. Financial Statements and Supplemental Data and will continue to do so in future Exchange Act filings. In addition, we discuss in Item 1. Business the competitive environment in which our tenants operate, including factors related to governmental regulations and payment programs such as Medicare and Medicaid which have a direct impact on the credit quality of our tenants who operate skilled nursing facilities.

SEC Comment

Item 8. Financial Statements and Supplementary Data
Notes to Consolidated Financial Statements
Note 5. Investment in Preferred Stock, at Cost, page 56

2.
We have reviewed your response to our previous comment number 8. Please provide additional information as to why management has determined that this security meets the scope exception in 320-10-15-5a. In addition, please tell us specifically why management deems that determining the fair value of the security is not practical, including any specific feature or characteristic of the security that would hinder determining the fair value. Within your response, please ensure that you address what effect, if any, the fair value of LTC's common stock has on your analysis given the fixed conversion rate.

Company Response

As described more fully in our letter of July 23, 2012, we determined upon our acquisition of LTC preferred stock in September 1998 that such investment was not within the scope of ASC 320-10-15-5a because it was an investment in equity securities that did not have a readily determinable fair value (that term being defined at ASC 320-10-20). In accordance with ASC 825-10-50-16, we have disclosed in Note 5 to the consolidated financial statements and in our discussion of the Company's liquidity in Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations information pertinent about our investment for estimating (by the reader) the fair value of our investment (namely, the quoted market value of the LTC common stock to which the preferred stock is convertible).
We do not believe the quoted market value of the LTC common stock is necessarily the fair value of the LTC preferred stock due to factors that are subjective to the evaluation of fair value of a non-traded equity security (i.e., intent to hold, fixed vs. variable dividend stream, market adjustment to stock price upon conversion, etc.). Upon review of our disclosures about this investment, we propose to insert the following qualification and elaboration to our existing disclosure in Note 5 (with clarifying discussion in the liquidity section of Item 7) as follows:
"While not the fair value of our preferred stock investment, we provide the above information as pertinent to the reader's estimation of the fair value of our investment. In accordance with paragraphs FASB ASC 825-10-50, we have determined that due to excessive costs, it is not practicable to estimate the fair value of our cost basis investment in preferred stock because of inherent subjectivities in refining the estimate to a degree that is likely to materially augment the information provided above."

In our analysis of required disclosures under the applicable accounting guidance, we believe the quoted market price (fair value) of LTC's common stock disclosed in our Exchange Act filings is the most relevant disclosure to a reader given the fixed conversion rate of our preferred stock into common stock on a one-to-one basis.

SEC Comment
Form 10-Q for period ended March 31, 2012
Item 1. Financial Statements, page 3
Notes to Condensed Consolidated Financial Statements, page 8
Note 2. Real Estate, page 9
Planned or Completed Dispositions of Certain Real Estate, page 54

3.
We note your response to prior comment 11. It is unclear how you have determined that you will transfer all of the risks and rewards of ownership of the properties to the buyer given that you have committed to finance up to $8 million of the purchase. Please tell us how you will determine the adequacy of the buyer's initial investment to demonstrate their commitment to pay for the property and therefore plan to qualify as a final sale. Refer to ASC 360-20-40-18. Further, please tell us whether your commitment is subject to future subordination.

Company Response
In accordance with ASC 360-20-40-26, we do not plan to have any continuing involvement with the properties after the sale in any way that results in retention of substantial risks or rewards of ownership as our sale will transfer all the risks and rewards of ownership of the properties to the buyer within the guidance set forth in ASC 360-20-40-37 through 40-63. While we continue to disclose our maximum commitment to finance up to $8 million of the sales price, we believe it is likely our ultimate commitment will be reduced by the buyer's initial cash investment of $4.5 million in consummation of the sale of the first property in the portfolio.
We have applied the minimum initial investment criteria in ASC 360-20-55-1 and 55-2 (as referenced by ASC 360-20-40-18), and when the final financing arrangements are in place with the independent established lending institution, we believe the buyer will have made an adequate minimum investment for us to be eligible for full accrual accounting treatment of the sales transaction.
Our commitment to finance a portion of the selling price, when executed, is not subject to future subordination.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

National Health Investors, Inc. is committed to fully complying with the SEC disclosure requirements. We appreciate the opportunity to have talked to Mark Rapik and Sandra Hunter in your office to clarify the comments above. After you have had the opportunity to review this letter, please call me at (615) 890-9100 to confirm that the responses in this letter satisfactorily address your comments or to raise any additional questions or comments you may have.

Sincerely,

/s/ Roger R. Hopkins

Roger R. Hopkins, CPA
Chief Accounting Officer
(Principal Financial Officer and
Principal Accounting Officer)